Exhibit 5.02(A)

MINUTES OF SPECIAL MEETING OF THE BOARD OF DIRECTORS
OF Medican Enterprises INC.

A special meeting of the directors of the corporation was held on October 2nd, 2015 at 12 PM EST.

The following were present:

Ken Williams

With majority voting rights of the corporation.

1. Ken Williams was elected secretary of this meeting of the Board of Directors by the members present.

2. The meeting secretary related to the meeting that undisputed evidence existed that Kelvin Lindsey had issued press releases that were inaccurate in addition to making representations for the sale of his private company, Mobiweb Network Inc., to entice Medican to purchase it, that were completely false. Kelvin Lindsey also hindered a consultant's attempt to remove illegitimate consultant debt that went against Medican's best interests with assistance from two other officers and directors, Stephen Lind and Chris Shafer, who were previously removed by majority vote from the corporation. In effect, Kelvin Lindsey violated his fiduciary duties.

Based on this explanation, the Secretary moved that the Board remove Kelvin Lindsey as both an officer and director effective immediately and appoint Ken Williams as CEO and Chairman of the Board.

3. The motion was seconded, a vote was taken and the motion was carried by unanimous support and by the majority vote of Ken Williams.

THEREFORE, it was resolved:

Kelvin Lindsey was removed as an officer and director of Medican and in all other capacities. Ken Williams was appointed as the CEO and Chairman of the Board.

There being no further business before the meeting, on motion duly made, seconded and carried, the meeting adjourned.

DATED: October 2nd, 2015

X

Ken Williams, Chairman and sole
member of the Board of Directors
of Medican Enterprises Inc. with
Majority Voting Rights

X

Ken Williams
Secretary of the Meeting

Exhibit 5.02(B)

Written Consent In Lieu Of A Meeting Of The Majority of Shareholders of Medican Enterprises Inc. (a Nevada Corporation)

October 2nd, 2015 at 10:00 AM EST

The undersigned, being the majority of shareholders of Medican Enterprises Inc., a Nevada corporation (the "Corporation"), hereby approve and adopt the following resolutions by written consent pursuant to the Nevada Revised Statutes ("NRS").

Whereas, the Corporation desired to satisfy Nevada Statutory requirements NRS regarding:

Whereas, the Corporation rescinds the Purchase and Sale Agreement with Mobiweb Network Inc. and, as a result, removes Stephen Lind, Chris Schafer and Kelvin Lindsey in all capacities as officers and directors.

Whereas, the Corporation stands behind and approves any and all action taken by Ken Williams with respect to the Special Meeting of the Board of Directors of Medican to be held later today to notify Chris Shafer Stephen Lind, Kelvin Lindsey of their removal and Ken Williams appointment as Chairman of the Board and Chief Exective Officer.

Resolved, the Corporation rescinds the Purchase and Sale Agreement with Mobiweb Network Inc. and, as a result, removes Stephen Lind, Chris Schafer and Kelvin Lindsey in all capacities as officers and directors,

Resolved , the Corporation stands behind and approves any action taken by Ken Williams with respect to the Special Meeting of the Board of Directors of Medican to be held later today to notify Chris Shafer Stephen Lind, Kelvin Lindsey of their removal and Ken Williams appointment as Chairman of the Board and Chief Exective Officer

This Unanimous Written Consent action of the Majority of Shareholders of Medican Enterprises Inc. is hereby executed as of the date first written above.

x

Ken Williams

On Behalf of 82.45 % of Preferred Share Votes;

On Behalf of 67% of Common Share Votes.